UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARKADOS GROUP, INC.

(Name of Issuer)

Common stock

(Title of Class of Securities)

040725 10 3

(CUSIP Number)

TAI JEE PAN c/o 15265 NW PERIMETER DRIVE BEAVERTON, OR 97006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040725 10 3	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAT RESEARCH LLC EIN: 46-2774406
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION (US) OREGON

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,000,000
	6.	SHARED VOTING POWER -
	7.	SOLE DISPOSITIVE POWER 20,000,000
	8.	SHARED DISPOSITIVE POWER -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 040725 10 3	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TAI JEE PAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,750,000
	6.	SHARED VOTING POWER 20,000,000*
	7.	SOLE DISPOSITIVE POWER 3,750,000
	8.	SHARED DISPOSITIVE POWER 20,000,000*

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,000
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.05%
12.		TYPE OF REPORTING PERSON (see instructions) IN
	*	Shares owned directly by MAT Research LLC, of which Reporting Person is Managing Member and sole owner.

CUSIP No. 040725 10 3	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer ARKADOS GROUP, INC.

(b)	Address of Issuer’s Principal Executive Offices 211 WARREN STREET, SUITE 320, NEWARK, NJ 07103

Item 2.

(a)	Name of Person Filing
MAT RESEARCH, LLC; TAI JEE PAN. This statement is being filed by MAT Research, LLC as the direct owner of the shares reported and by Tai Jee Pan, as the owner and Managing Director of MAT Research, LLC.

(b)	Address of the Principal Office or, if none, residence 15265 NW PERIMETER DRIVE BEAVERTON, OR 97006

(c)	Citizenship MAT RESEARCH, LLC: OREGON TAI JEE PAN: UNITED STATES

(d)	Title of Class of Securities common stock

(e)	CUSIP Number 040725 10 3

Item 3. This Item is not applicable.  This statement is filed pursuant to §240.13d-1(c) and §240.13d-1(a).

CUSIP No. 040725 10 3	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 23,750,000 shares MAT Research LLC: 20,000,000 shares TAI JEE PAN: 3,750,000 shares individually; 23,750,000 indirectly through MAT Research LLC

(b)	Percent of class: 13.05% MAT Research LLC: 10.99% individually Tai Jee Pan: 2.06% individually; 13.05% indirectly through MAT Research LLC.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote MAT Research LLC: 20,000,000. Tai Jee Pan: 3,750,000

	(ii)	Shared power to vote or to direct the vote -0-.

	(iii)	Sole power to dispose or to direct the disposition of : MAT Research LLC: 20,000,000. Tai Jee Pan: 3,750,000

	(iv)	Shared power to dispose or to direct the disposition of -0-.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Neither Reporting Person has knowledge of ownership of more than 5% of Arkados Group, Inc. on behalf of another person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 040725 10 3	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/24/14
Date

MAT RESEARCH LLC
By: /s/ Tai Jee Pan
Signature

Tai Jee Pan, Managing Member
Name/Title

7/24/14
Date

/s/ Tai Jee Pan
Signature

Tai Jee Pan, self
Name/Title